SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 14D-1
                            (Amendment No. 36)
           Tender Offer Statement Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934

                               Conrail Inc.
                        (Name of Subject Company)

                       Norfolk Southern Corporation
                     Atlantic Acquisition Corporation
                                (Bidders)

                 Common Stock, par value $1.00 per share
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                               208368 10 0
                  (CUSIP Number of Class of Securities)

                     Series A ESOP Convertible Junior
                    Preferred Stock, without par value
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                              Not Available
                  (CUSIP Number of Class of Securities)

                           James C. Bishop, Jr.
                       Executive Vice President-Law
                       Norfolk Southern Corporation
                          Three Commercial Place
                       Norfolk, Virginia 23510-2191
                        Telephone: (757) 629-2750
         (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Bidder)

                             with a copy to:
                          Randall H. Doud, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                        Telephone: (212) 735-3000



        This Amendment No. 36 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), and the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement or the
Schedule 14D-1.

Item 10.  Additional Information.

        Item 10 is hereby amended and supplemented by the following:

        (e) On January 9, 1997, Plaintiffs asked the District Court for an injunction pending appeal which was denied. On the same date, Plaintiffs filed a notice of appeal with the District Court.

        On January 10, 1997, Plaintiffs filed a motion for expedited appeal or, in the alternative, an injunction pending appeal with the Third Circuit. On the same date, the Third Circuit set a briefing schedule to consider Plaintiffs' motion for an injunction pending appeal but declined to expedite the final decision on the appeal.

Item 11.  Material to be Filed as Exhibits.

        Item 11 is hereby amended and supplemented by the following:

        (a)(85) Text of Speech made to the Council of Institutional Investors on January 10, 1997.

        (a)(86) Text of Advertisement appearing in newspapers commencing January 10, 1997.

        (g)(14)    Motion for Expedited Appeal filed by Parent,
                   Purchaser and Kathryn B. McQuade against the Company, CSX et al. (dated January 10, 1997, United States Court of Appeals for the Third Circuit).



                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 10, 1997


                          NORFOLK SOUTHERN CORPORATION


                          By: /s/ JAMES C. BISHOP, JR.
                          Name:  James C. Bishop, Jr.
                          Title: Executive Vice President-Law


                          ATLANTIC ACQUISITION CORPORATION


                          By: /s/ JAMES C. BISHOP, JR.
                          Name:  James C. Bishop, Jr.
                          Title: Vice President and General Counsel



                              EXHIBIT INDEX


Exhibit
Number                Description

(a)(85) Text of Speech made to the Council of Institutional Investors on January 10, 1997.

(a)(86)        Text of Advertisement appearing in newspapers commencing
               January 10, 1997.

(g)(14) Motion for Expedited Appeal filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et al. (dated January 10, 1997, United States Court of Appeals for the Third Circuit).